Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED

CERTIFICATE OF INCORPORATION

OF

SINTX TECHNOLOGIES, INC.

SINTX Technologies, Inc. (the “Corporation”), a corporation duly organized and existing under the Delaware General Corporation Law (the “DGCL”), does hereby certify that:

First. The amendment to the Corporation’s Restated Certificate of Incorporation set forth below was duly adopted by the Board of Directors at a meeting in accordance with the provisions of Section 242 of the DGCL and was approved by the stockholders at a meeting of the Corporation’s stockholders, duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were vote in favor of the amendment.

Second. The Restated Certificate of Incorporation is hereby amended by adding the following after the third paragraph of Article FOURTH:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each thirty (30) shares of Common Stock, par value $0.01 (the “Old Common Stock”) either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.01 per share (the “New Common Stock”). The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Old Common Stock in exchange for certificates representing Old Common Stock. From and after the Effective Date, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock. The Corporation shall not issue fractional shares of New Common Stock. The reverse stock split shall not increase or decrease the amount of stated capital or paid-in surplus of the Corporation, provided that any fractional share that would otherwise be issuable as a result of the reverse stock split shall be rounded up to the nearest whole share of New Common Stock. From and after the Effective Date, the term “New Common Stock” as used in this Article 4 shall mean common stock as provided in the Amended and Restated Certificate of Incorporation.”

Third. Except as herein amended, the Corporation’s Amended and Restated Certificate of Incorporation shall remain in full force and effect.

Fourth. This amendment shall be effective on July 26, 2019, at 5:00 p.m. Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 25th day of July, 2019.

SINTX TECHNOLOGIES, INC.

By:	/s/ B. Sonny Bal

Its:	President and CEO